Mail Stop 4561

November 4, 2005

Jack L. Alderman
Chairman of the Board
E Energy Adams, LLC
510 Main Street, P.O. Box 49
Adams, Nebraska 68301

>   **Re: E Energy Adams, LLC**
>   **Registration Statement on Form SB-2**
>   **Filed October 7, 2005**
>   **Registration No. 333-128902**

Dear Mr. Alderman:

We have reviewed your registration statement and have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1.   The securities you are offering for sale at $10,000 per unit include a deferred payment option. Specifically, investors may pay a minimum initial 10% of the purchase price in cash, and provide up to the remaining 90% of the purchase price by means of a promissory note that is payable upon written notice by the company, which may occur after the end of the subscription period. Rule 10b-9 under the Securities Exchange Act of 1934 is applicable to this minimum-maximum offering, and requires the prompt refund of the consideration paid for

the securities unless, among other things, "the total amount due to the [issuer] is received by [the issuer] by a specified date." See Rule 10b-9(a)(2). With a view to better disclosure, please provide us with an analysis as to whether receipt of promissory notes, in lieu of cash, to meet the $19,900,000 minimum prior to the offering termination date would be consistent with Rule 10b-9(a)(2).

2. Please review your disclosure and ensure that you identify the source for the industry and scientific data that you provide. Currently, you prominently include many factual statements, but you do not always indicate whether the source of this information is based upon management's belief, industry data, scientific reports, general articles, or any other source. For example, we note the following:

- "Based on an approximate annual production volume of 55 million gallons of ethanol, our plant is projected to produce approximately 169,000 tons annually of dried distillers grains with solubles and 110,200 tons of carbon dioxide." (Summary, page 2)

- "Certain individuals believe that the use of ethanol will have a negative impact on prices at the pump." (Risk Factors, page 15)

- "The 2004 corn crop was the largest corn crop on record with national production at approximately 11.8 billion bushels." (MD&A, page 27)

- "Our feasibility study indicated that in the year 2003, the nine county area surrounding the anticipated location of our plant produced approximately 129.2 million bushels of corn." (Business, page 43)

These are only examples. The MD&A and Business section in particular contain a number of other examples. If the statements are based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon third-party statements, reports or articles, please supplementally provide us with support for such statements. Please set forth in the prospectus the dates of all the reports cited. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether the source of each statistic is publicly available without cost or at a nominal expense. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.

3.   Please provide us with copies of any additional artwork or diagrams you intend to use as soon as possible for our review and comment.

Fee Table

4.   We note your reference to Section 6(b) of the Securities Act of 1933 and Fee Rate Advisory #6 for Fiscal Year 2005. Please also include references to the applicable provisions of Rule 457 of Regulation C relied upon. See, as applicable, Rule 457(o).

Cover Page of Prospectus

5.   We note the restrictions on transfer that will be imposed upon your units. Please briefly indicate the existence of such restrictions on the cover page of your prospectus. Please also indicate on the cover page that your units will not be listed on any national exchange and may not be readily traded due to certain restrictions imposed by tax and securities laws.

6.   It appears that your statement that begins "Investments will be held in escrow until the earliest of…" (emphasis added) may be inaccurate. Based on Sections 6 and 7.D of the Escrow Agreement, it appears that funds may be held in escrow for more than one year from the effective date of the registration statement, which is indicated in your item "(2)". In particular, it appears that funds may be held in escrow up to one year and 3 months after the effective date of effective date of the registration statement. Please revise or advise.

7.   In the paragraph that begins "Investments will be held in escrow until…", please revise to make clear that, in the event that all the conditions for the release of funds from escrow have not been met, any escrowed funds will be refunded promptly to the purchaser no later than one year and three months from the effective date of this registration statement.

Prospectus Summary, page 1

8.   The Summary section is intended to provide a brief overview of the most material aspects of the offering. Your summary is too long. The summary should not contain, and is not required to contain, all of the detailed information in the prospectus. See Item 503(a) of Regulation S-B. The Summary is only intended to provide a *brief* snapshot of the offering. Please revise to reduce the excess detail of many of your subsections, such as "Escrow Procedures." Please also revise this section to comply with the Plain English requirements of Rule 421.

The Project, page 2

9.   We note you that you have no definitive binding agreement with any contractor outside the signed letter of intent with Fagen, Inc. Please revise in this section and throughout your document to clarify that the $58.88 million is not a firm estimate, but just a preliminary estimate of costs of an ethanol plant similar to the one that may be designed and built. Also, please revise in the body of the document, such as in your Management's Discussion and Analysis section, to clarify the basis for this estimate and the major assumptions used to calculate this amount.

10.   In this section, please disclose any other material relationship that the company or any of its directors or officers have or have had with Fagen, Inc. In that regard, we note that one of your director, Mr. Riechers, receives a monthly consulting fee from Fagen. Please also disclose that, because of the substantial involvement of Fagen in all material aspects of your formation, capital formation, and operations to date, the letter of intent with Fagen was not negotiated at arm's length, and the company may not have obtained the best terms for itself. Finally, please disclose that another director, Mr. Olsson, is a Vice President at Union Bank and Trust Company, which is serving as the escrow agent in connection with this offering.

Our Financing Plan, page 3

11.   We note your disclosure that the non-binding letter of intent with Fagen, Inc. contemplates the design and construction of your proposed ethanol plant will cost you $58,883,760, payable to Fagen. We also note your disclosure that the estimate the total project will cost approximately $83,000,000. Similar to the discussion found at the bottom of page 10, please disclose how the $24.1 million difference will be spent.

Subscription Period, page 4

12.   We note your disclosure that you "reserve the right to cancel or modify the offering." We also note your disclosure on page 30 that if you "only receive a portion of the tax increment financing or none at all, [you] expect to increase the minimum number of units sold to an amount that will allow [you] to raise the additional equity necessary to cover the shortfall." This disclosure appears to indicate that you may change the minimum amount that must be raised in this offering to $5 million above the amount listed on the cover page and throughout the prospectus. Please provide a detailed analysis as to why such change would not constitute a different transaction than the transaction currently offered in this registration statement. Tell us if you would seek to extend the offering period or

extend the date by which escrow must be broken of the minimum proceeds are not received in order to obtain the additional equity necessary to cover the shortfall.

Escrow Procedures, page 5

13.   Disclose how you will calculate the agent's fees that will be deducted from proceeds you return to investors. Please also describe any other fees payable to the escrow agent and how those fees will be paid.

Important Notices to Investors, page 5

14.   We note your statement that, "During the course of the offering of the units and prior to the sale of the units, each prospective purchaser and his or her representatives, if any, are invited to ask questions of, and obtain additional information from, our representatives concerning the terms and conditions of this offering, us, our business, and other relevant matters. We will provide the requested information to the extent that we possess such information or can acquire it without unreasonable effort or expense." Please advise us as to whether you intend to send to investors any written information other than the prospectus contained in this registration statement. If you intend to send written information, please advise us as to how you intend to comply with Section 5 of the Securities Act.

Similarly, we note your disclosure on page 65 that, "In addition to and apart from this prospectus, we may use certain sales material in connection with this offering." With respect to these sales materials, please tell us whether they will meet the requirements of Section 10 and how you intend to comply with Section 5 of the Securities Act.

Risk Factors, page 6

15.   Please move the section "Risks Related to the Units" so that it follows immediately after the section "Risks Related to the Offering."

16.   We note from your disclosure that you may be required to issue warrants in order to obtain debt financing. If material, please describe the risks to your investors from the issuance of such warrants, including their dilutive effects. In addition, we note that in order to commence operations, you will need to attract and retain operational employees. If you intend to adopt a unit incentive plan or otherwise grant units, options or warrants, etc., to attract and retain such personnel, please also address the dilutive effects of those actions as well.

17.   We note from your disclosure that you will engage in contracting and hedging activities related to commodities once your plant becomes operational. Please describe any material risks that may result from engaging in such activities.

18.   Regarding the penultimate paragraph of your "Risk Factors" section on page 19, please note that investors are entitled to rely on your disclosure. Please remove any implication to the contrary.

19.   Please revise the last paragraph of your "Risk Factors" section to remove any implication that investors will waive any rights under the federal securities laws. Your discussion in this "Risks Factors" section may serve to provide information to investors regarding possible risks and conflicts of interests, but you may not stipulate that investors have "consented" to these risks and conflicts of interest.

20.   Please add a risk factor addressing the fact that you have no full time employees and the risk associated with attempting to hire employees capable of implementing your plan of operations.

21.   Add a risk factor to explain the risks of the 25% quorum mentioned on page 70.

Risks Related to the Offering

We are not experienced in selling securities…, page 6

22.   We note your statement that, "Our directors have significant responsibilities in their primary occupations in addition to trying to raise capital." Please clarify, if true, that only the directors identified on page 6, Messrs. Alderman and Olsson, will be offering the securities on your behalf. Please also disclose the "primary occupations" of these persons and how much time you expect they will have available to devote to offering your securities.

Investors will not be allowed to withdraw…, page 7

23.   In the subheading to this risk factor, you state that investments may be unavailable for an indefinite period of time. In the text, you state that investments may be unavailable for up to one year. Revise to clarify the circumstances under which investments may be unavailable for only one year and circumstances under which the investments could be unavailable for a longer period of time. Additionally, please advise us as to how the additional three months by which the escrow period may be extended pursuant to Section 6 of the escrow agreement do or do not factor into your "one year" disclosures.

Risks Related to Our Financing Plan

Even if we raise the minimum amount of equity in this offering…, page 7

24.   Consider moving the last two risk factors on page 8 to follow this risk factor, to assist investors in understanding the risk that they might lose their investment if you are unable to obtain debt financing even after the funds are released from escrow.

Risks Related to E Energy Adams as a Development-Stage Company

Your investment may decline in value…, page 10

25.   Please also disclose that your operating agreement provides that after the first annual or special meeting following substantial operations, your board will be staggered, with each group of directors serving for 3-year terms. Please provide disclosure that this staggered board will make it difficult for members to replace current management, even after substantial operations is achieved.

Risks Related to Construction of the Ethanol Plant

Construction delays could result in devaluation…, page 11

26.   You state here and on page 27 that you currently expect your plant to be operational by summer 2007. However, on pages 3, 22 and 24, you state that you do not expect the plant to be operational for 14-16 months after the close of the offering, or early to mid-2008. Please advise or revise to provide consistent disclosure throughout the prospectus.

The plant site may have unknown…, page 11

27.   With a view toward disclosure, please tell us:

*   the historical uses of the property that would indicate the risk of the existence of a hazardous condition;

*   any investigation you have made of the condition of the property; and

- the results of Gage County Economic Development, Inc.'s Phase I environmental assessment on the site.

Risks Related to Conflicts of Interest, page 11

28.   Please move the last paragraph of this section, found on page 13, to the front of this section, and provide a separate risk factor, with an appropriate risk factor heading, relating to the fact that you have no independent directors.

29.   We note the risk factors discussed in this section and your disclaimer on page 19 that "an investor should be aware that we will assert that the investor consented to the risks and the conflicts of interest described or inherent in this prospectus if the investor brings a claim against us or any of our directors, officers, [etc.]". With a view toward disclosure, tell us if these statements are meant to waive or disclaim any fiduciary duties owned to the partnership by its officers and directors. Please provide us with an analysis of the fiduciary duties, if any, that directors and/or officers of a LLC owe to its members under Nebraska law, and whether Nebraska law allows for the waiver of these duties.

We may have conflicting financial interests with Fagen, Inc…, page 12

30.   Expand your disclosure to describe why it might be difficult or impossible for you to enforce any claims you may have against Fagen, Inc. and/or ICM, Inc.

Risks Related to the Units

You may have limited access to information…, page 18

31.   We note your disclosure that your directors, officers and beneficial owners will not be required to report their beneficial ownership of units pursuant to Section 16. Please revise to state, however, that you may have Section 16 obligations if you become a 12(g) company (i.e., you have over $10 million in assets and over 500 holders of record).

Determination of Offering Price, page 20

32.   You state that you determined the unit offering price based on your estimate of capital and expense requirements. However, even if you receive the maximum funds, you will still require at least $23,930,000 in loans or government grants after your offering. Therefore, please provide the factors you considered in determining the offering price of $10,000. See Item 504(a) of Regulation S-B.

For example, why did you not set the offering price at a higher figure so that you would not have to borrow funds if you sold the maximum number of units? Finally, please consider whether your recent private placements at $5,000 per unit contributed to the calculation of the offering price.

Management's Discussion and Analysis…, page 23

Trends and Uncertainties Impacting the Ethanol Industry…, page 26

33.   It appears that most of the information here is repetitive of information contained elsewhere in the prospectus, such as in the Industry Overview beginning on page 33. Consider omitting repetitive disclosure here and elsewhere throughout the prospectus.

Liquidity and Capital Resources

Grants, Government Programs and Tax Increment Financing, page 29

34.   The purpose of the last three paragraphs in your liquidity and capital resources disclosure are unclear, since it appears that they relate to tax credits that have yet to be enacted or programs that you do not anticipated qualifying to participate in. Consider moving your discussion of these programs to page 36, where you discuss competition within your industry.

Estimated Use of Proceeds, page 30

35.   Please disclose the amounts to be paid to affiliates or related parties in connection with this transaction, such as the amount to be paid consulting fees and financing costs.

Industry Overview

Our Primary Competition, page 36

36.   Please estimate your competitive position relative to the competitors you mention in your table, and please discuss your principal methods of competition. See Item 101(b)(4) of Regulation S-B.

Description of Business, page 39

37.   The labeling contained in your diagrams on pages 46 and 47 are not legible. Please ensure that all of the graphics and accompanying text that you include in your prospectus may be easily read by your investors.

38.   With a view toward disclosure, please tell us whether your anticipated business involves any protected intellectual property and how you will obtain rights to that property.

Utilities, page 48

39.   We note that an Energy Management Agreement was entered into on September 2, 2005, and filed as an exhibit to this registration statement. Why is that agreement not discussed here?

Employees, page 50

40.   On page 27 you state that you do not have any current full-time employees. Here you state that as of the date of the prospectus you have not hired any employees. However, in your disclosure on page 54, you list Jack Alderman as your president, Everett Larson as your vice president, Nicholas Cusick as your treasurer, and Dennis Boesiger as your secretary. Further, you state that Jack Alderman and Everett Larson are serving as project coordinators. Please include these individuals, and any others with similar responsibilities, as employees in this section. See Item 101(b)(12) of Regulation S-B.

Design-Build Team, page 51

41.   Please more fully describe Fagen and ICM. Provide some specific indication of their size, operational history, and a balanced, objective evaluation of both positive and negative experience in the industry.

Design Process Engineer: ICM, Inc., page 51

42.   Clarify who "expects" ICM to be the principal subcontractor for the plant. Also disclose the extent of your communications and agreements with ICM.

Construction and timetable for completion of the project, page 51

43.   Disclose the material assumptions underlying the timetable. For example, what weather and interest rates did you assume? How much time for unplanned contingencies is built into the timetable?

Regulatory Permits, page 51

44.   Tell us why the written agreements, or oral agreement reduced to writing, with ICM, Inc. and HDR Engineering, Inc. have not been filed as exhibits to the

registration statement. Are you materially dependent upon these agreements to obtain the required permits?

Directors, Executive Officers, Promoters and Control Persons, page 54

Business Experience of Directors and Officers, page 55

45.   For those directors or officers who have experience with ethanol plants, please provide specific information about that experience. For example, the nature and duration of the experience, the size and location of the plant and the success of the plant.

Security Ownership of Certain Beneficial Owners and Management, page 58

46.   Please advise us as to the relationship between Patricia Alderman and Jack Alderman. Please tell us whether they hold any dispositive or voting powers with respect to the shares held by the other person.

Certain Relationships and Related Transactions, page 60

47.   We note your disclosure that Fagen qualifies as a "promoter" under Item 404. Please indicate the relationship of Fagen, Inc. to your company that requires the disclosure of the transaction described in this section. Please tell us what other activities Fagen was engaged in that would qualify it as a promoter. Please provide us with an analysis as to whether Fagen is required to register as a broker-dealer.

48.   We note the transactions pursuant to which your directors initially purchased your units and the subsequent unit distribution. To the extent that any of those transactions are required to be disclosed pursuant to Item 404 of Regulation S-B, please expand your disclosure to include those transactions or provide us with an explanation of why those transactions are not required to be disclosed in this section. In particular, we note that Mr. Alderman appears to have initially purchased in excess of $60,000 of your units.

Plan of Distribution, page 61

49.   Please describe fully the purpose and legal implications of each of the material terms of each agreement that investors must sign in connection with investing in your offering. Also clarify whether those agreements are included with the prospectus; we note your reference to exhibits in the prospectus table of contents, but no such exhibits appear within the prospectus. For example, we note the statement on page 63 that investors must complete the subscription agreement

"included as Exhibit C to this prospectus." The subscription agreement has been filed as Exhibit 4.2, but is not included in the prospectus as Exhibit C. Please advise.

50.   We note your reference in the first paragraph to a prospectus "such as this." Tell us what other prospectus you intend to use.

The Offering, page 62

51.   Identify each person who will participate in the distribution. Provide a detailed analysis of the factual circumstance that will allow each such person to qualify for the safe harbor from broker-dealer registration set out in Rule 3a4-1 of the Securities Exchange Act of 1934.

52.   In the second paragraph, you state that there will be 1,594 or 4,594 units outstanding if you sell the minimum and maximum, respectively, units offered in this offering. From your disclosure on page 1, it appears that these numbers are 2,184 or 6,004 shares outstanding. Please revise or advise.

53.   We note your disclosure that affiliated investors may acquire additional units and influence your business in a manner more beneficial to them than to other investors. If material, please describe in your "Risk Factors" section the risks that these potential conflicts of interests may present to your non-affiliated investors.

Suitability of Investors, page 62

54.   Please disclose the reasons you are seeking each of the representations and the effect of each representation on investors. Include all material representations from exhibit 4.2.

55.   Refer to the second bullet point. It is inappropriate to disclaim responsibility for the tax disclosure in your prospectus. Although we do not object to issuers recommending that investors consult their own tax advisors particularly with respect to their personal tax situation, we believe that requiring investors to "rely" on the advice of others is an inappropriate disclaimer. Likewise, section E.6.g of exhibit 4.2 to your registration statement is inconsistent with your disclosure obligations.

Subscription Period, page 63; and Subscription Procedures, page 63

56.   Clarify your disclosure in this section to state that investors may not withdraw subscriptions, whether the full amount invested will be returned if the offering is

terminated, who will receive interest earned while funds are in escrow, and who will pay escrow fees not covered by the interest earned on escrow funds.

57.   We note your disclosure that you "might not consider acceptance or rejection of [an investor's] application until after [you] have received applications totaling at least $19,900,000 from investors or until a future date near the end of this offering." Please note that for Rule 10b-9 purposes a specified minimum number of shares are not considered sold unless all the securities required to be placed are sold in bona fide transactions and are fully paid for. Therefore, once the minimum number of subscriptions is accepted, it would appear inappropriate for such subscriptions to thereafter be rejected (i.e., reserving the right to reject previously accepted subscriptions which constituted the minimum represented as "sold"). However, subscriptions above the required minimum may still be rejected on an individual basis. Please revise accordingly.

Escrow Procedures, page 64

58.   We note your disclosure that you will invest escrow funds "short-term certificates of deposit issued by a bank, short-term securities issued by the United States government, money market funds, repurchase agreements or other financial vehicles including those available through the escrow agent." Please note that only the first two types of investments (and bank accounts) are permissible within the meaning of Rule 15c2-4 (and by extension under Rule 10b-9). Please revise your disclosure regarding the types of permissible investments of subscription proceeds.

Summary of Promotional and Sales Material, page 65

59.   You state that in addition to and apart from your prospectus you may use certain sales material in connection with your offering. For example, we note you will mail information to area residents, generate news articles, and advertise in local media. Please tell us in greater detail the type of promotional and sales material you will use, how and when you will distribute it, and whether any written communications that may not be preceded or accompanied by this prospectus will comply with Rule 134 under the Securities Act of 1933. Also tell us whether you plan to use the Internet or any other electronic distribution procedures in connection with this offering. If so, please provide us with screen shots of any Internet pages to be used in connection with the distribution.

Description of Membership Units, page 65

60.   Based on the first paragraph, it appears that you are offering two securities: units and membership interests. However, if in fact the securities are not separable, but

instead some rights of the security holders terminate upon the occurrence of specified events, please revise your disclosure to describe such specified events and clarify how subsequent investors will know if they are acquiring a unit, a membership interest or both.

Separable Interests, page 66

61.   We note your disclosure that your investors' membership interests "may be terminated in accordance with the Nebraska Limited Liability Company Act." Please revise your disclosure to indicate to your investors who are not familiar with such Act the circumstances under which their membership interests may be terminated. Provide similar disclosure relative to the limitation on distributions mentioned in the first paragraph under "Distributions" on page 72.

Summary of Our Operating Agreement, page 68

62.   Please remove the disclaimer under this subheading, as descriptions of exhibits contained in the prospectus must be accurate and materially complete.

Members' Meetings and Other Members' Rights, page 70

63.   Expand the third paragraph to disclose the situations that require a greater or lesser vote.

Unit Transfer Restrictions, page 71

64.   Disclose the "conditions precedent to a transfer under [y]our operating agreement."

Federal Income Tax Consequences of Owning Our Units, page 71

65.   We note that your prospectus describes "some of the more important" federal income tax consequences. Please revise your disclosure, as necessary, so that all material federal income tax consequences to your investors are described.

66.   If you cannot unequivocally state what the tax consequences "will" be, you should make clear why you cannot do so, the degree of uncertainty and what the possible outcomes and risks to investors are. For example, we note the equivocal statement it is "probable" that you are subject to testing (first sentence on page 73), distributions made by you "generally" will not be taxable ("Tax Treatment of Distributions, page 74), and what consequence is "likely" (under "Reporting Requirements" on page 78).

Partnership Status, page 72

67.   We note your statement that "our tax counsel has opined that…" We also note that Exhibit 8.1 appears to be a short-form opinion, confirming that the tax discussion in the prospectus is counsel's tax opinion. Therefore, you should revise your disclosure to state clearly that the discussions here, and the relevant discussions elsewhere in this section, are the opinion of Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C. (rather than suggest that counsel "has opined" elsewhere).

Additional Information, page 80

68.   Please tell us why you have included the following at the end of the second sentence of your first paragraph: "and no reference is hereby made to such omitted information."

69.   Your statements suggesting that descriptions of exhibits are qualified in their entirety by reference to the full text of such exhibits appear to be inconsistent with the requirement that all material information be provided in the prospectus. Please revise to remove such qualify statements here and throughout the document.

70.   Please note that our address has changed. The Public Reference Room is now located at 100 F Street, NE, Washington, DC 20549.

Part II

Item 24. Indemnification of Officers and Directors

71.   Expand the third paragraph to clarify whether your operating agreement imposes any personal liability on members.

Exhibits

72.   Please file final, executed opinions, not "forms of" opinions.

73.   Counsel must consent in each opinion to the prospectus discussion of such opinion, the reproduction of the opinion as an exhibit and being named in the registration statement. Please file revised legal opinion that include such consents and include a reference in the exhibit index to the location of such consents for legal and tax counsel.

Exhibit 4.2

74.   Please tell us why you want investors to make the statement in paragraph E.6.m. Include an explanation of the legal benefit of the clause to you.

Exhibit 5.1

75.   Please tell us whether counsel is licensed in Nebraska.

Exhibit 8.1

76.   With a view toward clarifying the opinion and your disclosure, please tell us with specificity which matters of law and legal conclusions in your tax disclosure are carved out of the opinion by the language "unless otherwise noted" in the fourth paragraph.

77.   Counsel disclaims any obligation to revise or supplement its opinion as to future changes of law or fact. Also, counsel states that the opinion expressed shall be effective only as of the date of the opinion letter, which is October 7, 2005. This is an unacceptable qualification of the opinion. Counsel's tax opinion, like its legal opinion, must be valid as of the registration statement's effectiveness date. Therefore, please have counsel revise its opinion to eliminate this qualification. Alternatively, counsel may file its opinion on the date of effectiveness.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Chauncey Martin at (202) 551-3441 or Lisa Mitrovich, Assistant Chief Accountant, at (202) 551-3453 if you have questions regarding our comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or Anne Nguyen, Special Counsel, at (202) 551-3611 with any other questions. In the alternative, you may me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile: (515) 283-0231</u>
        Valerie D. Bandstra, Esq.
        Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C.
        Phone: (515) 242-2400